Exhibit 99.1

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays Bank PLC
USD 2,000,000,000 2.650% Fixed Rate Senior Notes due 2021
(ISIN: US06739FJJ12, CUSIP: 06739F JJ1, Common Code: 174887730)*

USD 1,000,000,000 Floating Rate Senior Notes due 2021
(ISIN: US06739FJK84, CUSIP: 06739F JK8, Common Code: 174887756)*

This notice (the “Notice of Redemption”) is in relation to Barclays Bank PLC’s (the “Company”) USD 2,000,000,000 2.650% Fixed Rate Senior Notes due 2021 (the “Fixed Rate Notes”) and USD 1,000,000,000 Floating Rate Senior Notes due 2021 (the “Floating Rate Notes”, and together with the Fixed Rate Notes, the “Notes”).

The Notes were issued pursuant to the Senior Debt Indenture, dated September 16, 2004 between the Company and The Bank of New York Mellon as Trustee (the “Trustee”). Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Indenture.

The Company hereby notifies the Holders that it elects to redeem and will redeem the Notes pursuant to Section 11.02 of the Indenture. Accordingly, the Company has requested that the Trustee provide the Notice of Redemption to all Holders of the Notes.

The outstanding Notes will be redeemed on December 11, 2020 (the “Redemption Date”) at an amount equal to 100% of their principal amount, together with any accrued but unpaid interest from, and including, July 11, 2020 (in the case of the Fixed Rate Notes) and October 11, 2020 (in the case of the Floating Rate Notes) to, but excluding, the Redemption Date (the “Redemption Price”). Accordingly, the listing of the Notes on the New York Stock Exchange will be cancelled on, or shortly after, December 11, 2020.

The location where Holders may surrender the Notes and obtain payment of the Redemption Price is The Bank of New York Mellon, One Canada Square, London E14 5AL, United Kingdom, Attn: Corporate Trust Administration, Email: corpsov1@bnymellon.com, Fax: +44 (0) 20 7964 2536.

On the Redemption Date, the Redemption Price will become due and payable and interest on the Notes will cease to accrue. Before the Redemption Date, the Company will irrevocably deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the total Redemption Price of each of the Notes. When the Company makes such a deposit, all rights of Holders of the Notes will cease, except the Holders’ rights to receive the Redemption Price, but without interest, and the Notes will no longer be outstanding.

Should any Holder of the Notes have any queries in relation to this Notice of Redemption please contact:

Barclays Bank Treasury
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000

Barclays Bank PLC

November 10th, 2020

*This CUSIP number has been assigned to this issue by a third-party, and is included solely for the convenience of the Holders of the Notes.  Neither Barclays Bank PLC nor the Trustee shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the Notes or as indicated in any redemption notice.

Important Tax Information
Please read this carefully

Payments made in redemption of securities may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 24%.  To avoid backup withholding, a U.S. person that does not otherwise establish an exemption from these rules should complete and return an IRS Form W-9, certifying its status as a U.S. person, that the taxpayer identification number provided is correct, and that the U.S. person is not subject to backup withholding.  Failure to provide the correct information on the Form W-9 may subject the redeeming U.S. person to a $50 penalty imposed by the IRS.  A non-U.S. person may be required to complete and submit an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS W-8 Form, signed under penalties of perjury, attesting to its foreign status.  IRS forms may be obtained at the IRS website, www.irs.gov.